EXHIBIT 10.15

[SRS LETTERHEAD]

April 22, 2008

Mr. Jeff Klaas

7061 Heron Circle

Carlsbad, CA 92011

Dear Jeff:

It is with great pleasure that I invite you to join SRS (•) Labs, Inc. as Vice President of Global Sales reporting to me. This is an extremely important position as you build and lead a worldwide team of sales professionals which will I believe will propel SRS Labs, Inc. to a new level of dominance in the audio enhancement industry.

Your position will have a monthly base salary of $18,333.33 monthly which is the equivalent of $220,000 on an annualized basis and we will provide you with a signing bonus in the amount of $30,000.  The introductory period for a new SRS employee is 90-days. You will be eligible to participate in all SRS employee benefits beginning the first of the month following your month of hire.  I understand that our VP of Human Resources, David Walker, will send you a summary showing the attractive employee benefits package that we offer.

In terms of cash incentive compensation opportunities, you will be eligible to participate in the SRS Labs, Inc Profit Sharing and Bonus Plan once you complete one full quarter with SRS (probably Q3 in your case).  This Plan provides for the sharing of profits and for the payment of bonuses when certain financial objectives are met.  These payments are made on a quarterly basis, and in 2006 the average executive earned 34% of base compensation in additional payments under this Plan and in 2007 the average executive earned 13%.   In addition, you will participate in the executive incentive plan which provides the opportunity to earn an additional payment of 10% of base salary based upon the degree to which the executive achieves certain objectives set for each calendar year.   In addition to these plans, we will structure an appropriate additional variable compensation plan for you which will be related to the degree to which you lead SRS to achieve certain important sales objectives.  This plan will carry a target of $100,000 annually for fully achieving the stated objectives, prorated for calendar year 2008.

As an added incentive, the Compensation Committee of the Board of Directors has approved a stock option of 100,000 shares of SRS Labs, Inc. common stock. These options vest as follows: 25% on the first anniversary of the grant and an additional 6.25% each quarter thereafter.  The Board of Directors has stipulated that the grant date and the grant price shall be the closing price of SRS common stock your first day of employment with SRS.  The SRS Labs, Inc. option plan document will govern these stock options and a copy of the plan will be provided to you.

As an officer of SRS Labs, Inc. you are considered an “insider” and as such, you will need to comply with the company’s blackout rules and reporting requirements.

In terms of paid time off, SRS also offers a total of ten (10) paid holidays per year and you will be eligible to take three weeks vacation each year.  Your vacation eligibility will begin after the completion of your 90-day introductory period, when, you may take what you have earned. SRS also has a history of closing the offices between Christmas and New Years which results in an additional period of paid time off not charged to employees’ vacation accrual.

SRS also offers employees the option to participate in an Employer Matching Contributory 401(k) plan which provides attractive company matching to your salary deferrals.  You are eligible to participate in this Plan after completing a 90-day introductory period.  The entry dates of the plan fall on the first day of the each month.  A copy of the plan will be provided to you during your first week of employment.

We will also extend to you a Change in Control Agreement which will provide compensation at one times your total annual compensation as defined in the attached Change in Control Plan if in the event you should lose your position as a result of a change in control in ownership.

We would like you to start with us at your earliest opportunity so please give me your thoughts about when you think that could be.

Any offer of employment will be contingent on the submission of proof of your eligibility to work in the United States and the signing of the SRS Labs, Inc. At-Will Employment Agreement and then Confidentiality, Non-Competition, and Compliance Agreement, copies of which will be provided during your first week of employment.  Additionally, your offer is contingent upon the Company performing a standard background check for which the results are satisfactory.

This offer replaces and supersedes any other employment offer, service agreement and understanding between SRS Labs, Inc. and yourself and expires Friday, April 25, 2008.  Jeff, if this offer meets with your approval, please indicate your acceptance in the space provided below.  We look forward to having you as part of our team as we establish SRS (•) as the industry standard in contemporary audio and voice processing.

Sincerely,

/s/ Thomas C.K. Yuen

Tom Yuen
Chairman and Chief Executive Office
SRS Labs, Inc.

I Accept:	/s/Jeff Klaas	April 23, 2008
	Name	Date